                                                                    EXHIBIT 99.7


                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)  Name of company

SMARTLOGIK GROUP PLC

2)  Name of director

ROBERT KURT LOMNITZ

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest



4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)



5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)



6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary



7)  Number of shares/amount of
    stock acquired



8)  Percentage of issued class



9)  Number of shares/amount
    of stock disposed



10) Percentage of issued class



11) Class of security



12) Price per share

13) Date of transaction



14) Date company informed



15) Total holding following this notification



16) Total percentage holding of issued class following this notification



If a director has been granted options by the company please complete the following boxes

17) Date of grant

10 JULY 2001

18) Period during which or date on which exercisable

10 JULY 2004 TO 10 JULY 2008

19) Total amount paid (if any) for grant of the option

NIL

20) Description of shares or debentures involved: class, number

6,307,648 ORDINARY SHARES OF 1p EACH

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

6p PER ORDINARY SHARE

22) Total number of shares or debentures over which options held following this notification

6,307,648 ORDINARY SHARES OF 1p EACH

23) Any additional information


24) Name of contact and telephone number for queries

CAROLINE WEBB  020 7925 7676

25) Name and signature of authorised company official responsible for making this notification

CAROLINE WEBB

Date of Notification  13 JULY 2001